UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 2, 2016, announcing Turkcell’s Third Quarter 2016 results and Q3 2016 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2016 RESULTS

1

Third Quarter 2016 Results

Content

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2016
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
KKTCELL	12
FINTUR	12
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

Appendix A – Tables	16

▪
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

▪	As previously announced, starting from Q115, we now have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Call centers were previously included in Turkcell Turkey but are, with effect from the fourth quarter of 2015, now included in “Other subsidiaries”. We have made this change because we believe that our third party call center revenues are not telecom related. All figures presented in this document for prior periods have been restated to reflect this change.

▪
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2016 refer to the same item as at June 30, 2015. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2016, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

▪
With effect from Q4 2015, our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We will no longer present financial statements in US$. This change allows us align our Turkish and US reporting.

▪	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

▪	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Third Quarter 2016 Results

NINE MONTHS SUMMARY

•	All-time-high nine months revenue and EBITDA[1], both at the Turkcell Turkey and Turkcell Group level in line with our targets

•	Turkcell Turkey revenues and EBITDA up 8.6% and 4.7%, respectively with an EBITDA margin of 31.9%

•	Group revenues and EBITDA[1] up 8.6% and 5.4%, respectively with an EBITDA margin of 31.7%

•	Group net income as per IFRS of TRY1,141 million (TRY1,484 million). Group proforma net income[2] up 4.8% to TRY1,822 million (TRY1,738 million)

•	Full year guidance[3] maintained; Turkcell Turkey and Group revenue growth targeted at 8% - 10%, Group EBITDA margin targeted at 31% - 33% and Group capex over sales at ~25%[3]

THIRD QUARTER SUMMARY

•	Turkcell Turkey’s revenues and EBITDA up 7.9% and 3.2%, respectively with an EBITDA margin of 33.4%; data and services&solutions revenues, comprising 60% of Turkcell Turkey revenues, up 76.5%

-	Excluding the impact of emergency packages, Turkcell Turkey revenue growth would have been 9.7%. EBITDA would have grown by 8.9%, while the EBITDA margin would have been 34.7%.

•	Group revenues and EBITDA[1] up 8.8% and 4.9%, respectively with an EBITDA margin of 33.3%

-	Excluding the impact of emergency packages, our Group revenues would have risen by 10.4%. EBITDA would have grown by 10.1%, while the EBITDA margin would have been 34.4%.

•	Group net income as per IFRS at TRY163 million (TRY630 million). Group proforma net income[2] up 4.2% to TRY705 million (TRY677 million)

•	Turkcell International revenues at TRY222 million (TRY235 million) with an EBITDA margin of 27.2%

•
Turkcell is the only company in Turkey to sustain 3 investment grade ratings from major rating agencies. Despite recent actions of these rating agencies on sovereign ratings, all of them have affirmed Turkcell’s investment grade ratings on the back of our strong financial profile.

FINANCIAL HIGHLIGHTS
TRY million	Q315	Q316	y/y %	9M15	9M16	y/y %
Revenue	3,363.8	3,658.5	8.8%	9,435.0	10,242.0	8.6%
Turkcell Turkey	3,034.7	3,275.7	7.9%	8,483.1	9,211.4	8.6%
EBITDA[1]	1,160.6	1,217.6	4.9%	3,082.3	3,248.4	5.4%
Turkcell Turkey	1,060.6	1,095.0	3.2%	2,803.7	2,934.3	4.7%
EBITDA Margin	34.5%	33.3%	(1.2pp)	32.7%	31.7%	(1.0pp)
Net Income	630.4	162.6	(74.2%)	1,483.5	1,141.4	(23.1%)
Proforma Net Income[2]	676.8	704.9	4.2%	1,738.4	1,822.1	4.8%

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and the explanation of how we calculate Adjusted EBITDA to net income.
(2) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”
(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2016 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
3

Third Quarter 2016 Results

COMMENTS BY KAAN TERZIOGLU, CEO

With our value driven and service focused approach, we have begun generating returns from our 4.5G investments

We registered all-time-high revenue and EBITDA, both at the Turkcell Turkey and Turkcell Group level in the first nine months. In the third quarter, Turkcell Group achieved the highest growth level of the past three years at 8.8% with a performance that improved every quarter. The EBITDA margin was at 33.3% in the same period. In the aftermath of a treasonous July 15th coup attempt, we fulfilled our duty of delivering accurate and timely information by providing free emergency communication packages to our customers. Revenue growth and EBITDA margin would have been 10.4% and 34.4% respectively, excluding the effect of these packages.

In the first nine months of the year, Turkcell Turkey, generating 90% of Group revenues, continued its growth at 8.6%, recording an EBITDA margin of 31.9%. Group revenues rose 8.6% to TRY10.2 billion, while EBITDA increased 5.4% to TRY3.2 billion on a 31.7% EBITDA margin. Proforma Group net income1 was at TRY1.8 billion, while net income as per IFRS was at TRY1.1 billion. With these results, which are in line with our plans, we reiterate our 2016 full year guidance of 8%-10% revenue growth, a 31%-33% EBITDA margin and an operational capex to sales ratio of 25%, the latter of which we had revised in Q216.2

In the first nine months of 2016, we continued our 4.5G investments at full speed. With our 4.5G investments, we registered an operational capex to sales ratio of 21.5% for the first nine months of the year. As of today, our 4.5G customers have reached 19 million3, while 22% of total data traffic has derived from our 4.5G network. With the contribution of 4.5G users, data usage per customer increased 61% to 2.6GB compared to last year. Our smartphone penetration in Turkey, gaining momentum, reached 62% at the end of the third quarter. Our data and services&solutions revenues grew by 76.5% year-on-year through our investments and increasing customer demand.

Turkcell Turkey: Our subscriber numbers are rising due to converged services that differentiate us in user experience

During the third quarter of 2016, the total number of subscribers in the five countries where we have direct operations were at 49.7 million with 34.84 million subscribers being from Turkey. Meanwhile, Turkcell Turkey continued to gain mobile, fiber and TV subscribers in the quarter, with mobile subscribers up 179 thousand to 32.8 million. Postpaid customers rose by 897 thousand year-on-year to 52% of our mobile subscriber base. Fiber subscribers in the fixed segment rose by 140 thousand year-on-year to 992 thousand, with total fixed subscribers exceeding 1.7 million.

In line with our convergence strategy, the mobile triple play ratio, which includes customers of voice, data and services combined reached 28%5, while multiplay with TV6 service users registered at 34%.

 (1) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”
(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(3) Customers registered to 4.5G services through SMS confirmation
(4) Total of mobile, fixed and IPTV subscribers
(5) Breakdown among mobile voice users which excludes subscribers who do not use their line in the last 3 months
(6) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

4

Third Quarter 2016 Results

With the rise in postpaid base and data and service revenues, ARPU from mobile subscribers rose 6.9% year-on-year to TRY27.9. Excluding the free emergency communication package impact, ARPU would have increased by 8.8% to TRY28.4. Meanwhile, fixed residential ARPU rose 5.1% to TRY51.6.

English Premier League now on Turkcell TV+

In the third quarter, Turkcell TV+ became the official broadcaster of the UK’s Premier League, which is considered one of the world’s most prestigious football leagues. On the mobile platform, the Premier League is now available exclusively through Turkcell TV+. Along with the English Premier League, Turkcell TV+ providing privileged coverage to sports fans, also holds the broadcasting rights for the Bundesliga, NBA and Formula 1. We will continue to provide diversified services to our customers on our 4.5G platform, which has the widest spectrum. In this context, we remain excited about the upcoming Turkish Super League live broadcast tender, and the possibility of broadcasting it through our mobile TV platform, with a view to providing football content to even more people.

Our Digital Services attract global attention

Innovation in our digital services, our key focal point, has continued in this quarter. Developed entirely with national resources, BiP continues to attract interest from all over the world, including Europe and the USA. Having been downloaded more than 10 million times in 192 countries, BiP has been a major success within a short period of time. As the number of customers who downloaded the application from abroad exceeded 1 million, BiP has progressed towards becoming a global brand. BiP, a new dimension in the concept of communication, has marked a world-first with its fax service through BiP message.

Meanwhile, fizy, one of Turkey’s largest music platforms, integrated with video clips and live concerts, has reached one million users by broadcasting Open Air Concerts, becoming Turkey’s largest digital concert broadcaster. Elsewhere, the “Hello Hope” application was developed by Turkcell to meet the communication needs of Syrian refugees by making their lives easier through language assistance. The app, operational on all-access, has exceeded 100 thousand active users in just one month. Meanwhile, Turkey’s first and only integrated game platform, Gamecell, made a fast entry into the games market, which has an estimated size of TRY2 billion. The platform, which currently offers around 2,000 games, will also enable its users to build their teams and participate in tournaments, besides the opportunity of following the latest developments in the games industry.

We confidently work towards achieving our 2016 targets and keenly look forward to 2017

We have progressed in line with our plans over the past nine months, despite macroeconomic and geopolitical challenges. We expect to meet our year-end operational and financial targets, and are working towards a strong start to 2017. In this regard, to create more value for our stakeholders through maximizing the value of the strategic assets on our balance sheet, we are evaluating all options accordingly. We are currently evaluating various strategic alternatives for Fintur, in which we own a 41.45% stake, including its sale, following the inconclusive negotiations with Telia Company regarding the acquisition of the remaining stake in this asset.

Global Tower is another strategic asset on our balance sheet. With a view to a more focused management of Global Tower, and to transforming it into a regional tower company, the first planned step was its initial public offering, now postponed to 2017. Investor interest in Global Tower during its IPO process has strengthened our confidence in our tower business model.

We would like to take this opportunity to once again thank our Board of Directors and the Turkcell team for their outstanding performance, dedication and compassion, which fully embodies the Turkcell spirit.

5

Third Quarter 2016 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE THIRD QUARTER 2016

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2016 in TRY terms. Selected financial information presented in this press release for the third quarter and nine months 2015 and 2016 is based on IFRS figures.

Selected financial information for the third quarter of 2015, for the second and third quarters of 2016, nine months 2015 and 2016 prepared in accordance with IFRS and Turkish Accounting standards, is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Nine Months
	Q315	Q316	y/y %	9M15	9M16	y/y %
Total Revenue	3,363.8	3,658.5	8.8%	9,435.0	10,242.0	8.6%
Direct cost of revenues[1]	(1,987.8)	(2,372.6)	19.4%	(5,714.7)	(6,628.3)	16.0%
Direct cost of revenues1/revenues	(59.1%)	(64.9%)	(5.8pp)	(60.6%)	(64.7%)	(4.1pp)
Depreciation and amortization	(426.9)	(577.0)	35.2%	(1,230.7)	(1,598.9)	29.9%
Gross Margin	40.9%	35.1%	(5.8pp)	39.4%	35.3%	(4.1pp)
Administrative expenses	(168.2)	(177.3)	5.4%	(459.4)	(531.8)	15.8%
Administrative expenses/revenues	(5.0%)	(4.8%)	0.2pp	(4.9%)	(5.2%)	(0.3pp)
Selling and marketing expenses	(474.1)	(468.0)	(1.3%)	(1,409.3)	(1,432.4)	1.6%
Selling and marketing expenses/revenues	(14.1%)	(12.8%)	1.3pp	(14.9%)	(14.0%)	0.9pp
EBITDA[2]	1,160.6	1,217.6	4.9%	3,082.3	3,248.4	5.4%
EBITDA Margin	34.5%	33.3%	(1.2pp)	32.7%	31.7%	(1.0pp)
EBIT[3]	733.7	640.6	(12.7%)	1,851.6	1,649.5	(10.9%)
Net finance income / (expense)	30.4	(162.5)	(634.5%)	(55.9)	25.5	n.m
Finance expense	(144.7)	(349.7)	141.7%	(658.5)	(545.4)	(17.2%)
Finance income	175.1	187.2	6.9%	602.6	570.9	(5.3%)
Share of profit of associates	80.1	(5.1)	(106.4%)	268.9	2.2	(99.2%)
Other income / (expense)	(18.4)	(192.6)	946.7%	(194.9)	(189.9)	(2.6%)
Non-controlling interests	(12.2)	(11.5)	(5.7%)	171.7	(34.0)	(119.8%)
Income tax expense	(183.2)	(106.3)	(42.0%)	(557.9)	(311.9)	(44.1%)
Net Income	630.4	162.6	(74.2%)	1,483.5	1,141.4	(23.1%)

Proforma Net Income[4]	676.8	704.9	4.2%	1,738.4	1,822.1	4.8%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

Revenues of the Group rose by 8.8% year-on-year in Q316, in line with our full-year guidance. In July, we provided free of charge emergency packages to our customers for their communication needs following the coup attempt in Turkey. Excluding the impact of emergency packages, our Group revenues would have risen by 10.4%.

6

Third Quarter 2016 Results

Turkcell Turkey revenues, constituting 90% of Group revenues, grew by 7.9% to TRY3,276 million (TRY3,035 million). Excluding the impact of the aforementioned emergency packages, Turkcell Turkey revenue growth would have been 9.7%. The rise in Turkcell Turkey revenues was driven by a 9.2% increase in consumer segment revenues to TRY2,626 million (TRY2,404 million), and 3.4% rise in corporate segment revenues to TRY536 million (TRY519 million).

Consumer and corporate segment revenues in total grew by 8.2% to TRY3,162 million (TRY2,992 million). Our data and services&solutions revenues, comprising 60% of Turkcell Turkey revenues, rose by 76.5% to TRY1,972 million (TRY1,117 million).

Following the launch of 4.5G, more than 90% of our investments, cost base and our customers’ consumption are now data related. Hence, with the annulment of the minimum price rule regulation in Turkey, we are now able to reflect this reality in our tariffs and campaigns.

Demand for our 4.5G services continued to increase in Q316. Accordingly, 22% of our data traffic, which rose 23% for the quarter, came through our 4.5G network. Our 4.5G subscribers consumed 2.1 times more data per month as compared to a non 4.5G user. Coupled with higher smartphone penetration of 62% and increased data users overall, data revenues rose by 80.8% to TRY1,699 million (TRY940 million). Mobile broadband revenues grew by 96.6% to TRY 1,430 million (TRY727 million), while fixed broadband revenues rose by 26.7% to TRY269 million (TRY213 million). Meanwhile, services and solutions revenues grew by 53.8% to TRY273 million (TRY177 million) driven mainly by increased usage of Turkcell TV+, fizy, personal cloud service and other mobile services.

Wholesale revenues grew by 2.2% to TRY133 million (TRY130 million) driven by the rise in carrier traffic.

Turkcell International revenues, comprising 6% of Group revenues, were at TRY222 million (TRY235 million), due to currency devaluation in Ukraine and Belarus as lifecell and BeST grew by 4.7% and 11.0%, respectively in local currency terms.

Other subsidiaries’ revenues, at 4% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services rose by 69.9% to TRY160 million (TRY94 million). This was mainly driven by the contribution of our consumer finance company, which commenced operations in March 2016.

Direct cost of revenues rose to 64.9% (59.1%) as a percentage of revenues in Q316. This was mainly due to the rise in depreciation and amortization expenses (3.1pp) reflecting the 4.5G license and investments, and various other cost items (2.7pp), mainly arising from our network and retail sales related device costs.

Administrative expenses declined to 4.8% (5.0%) as a percentage of revenues in Q316.

Selling and marketing expenses fell to 12.8% (14.1%) as a percentage of revenues in Q316, driven by the decline in selling expenses (0.7pp) with our value focused customer acquisition strategy, in personnel expenses (0.5pp) and in various other cost items (0.5pp). This more than offset the rise in marketing expenses (0.4pp) related mainly to 4.5G services.

EBITDA1 rose by 4.9% year-on-year in Q316 with an EBITDA margin of 33.3% (34.5%). Direct cost of revenues (excluding depreciation and amortization) increased by 2.7pp, while administrative expenses and selling and marketing expenses declined by 0.2pp and 1.3pp, respectively. Excluding the impact of emergency packages, EBITDA would have grown by 10.1%, while the EBITDA margin would have been 34.4%.

•
Turkcell Turkey’s EBITDA grew by 3.2% to TRY1,095 million (TRY1,061 million), while the EBITDA margin was at 33.4% (34.9%). Excluding the impact of emergency packages, EBITDA would have grown by 8.9%, while the EBITDA margin would have been 34.7%.

•	Turkcell International EBITDA was at TRY60 million (TRY70 million) impacted by year-on-year devaluation in Ukraine and Belarus, while the EBITDA margin was at 27.2% (29.6%).

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.

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Third Quarter 2016 Results

•	The EBITDA of other subsidiaries rose by 103.8% to TRY62 million (TRY31 million) with the contribution of the financial services business.

Net finance expense of TRY163 million (net finance income of TRY30 million) was recorded in Q316. Depreciation of TRY against US$ and EUR led to a higher translation loss of TRY238 million in Q316 compared to TRY97 million in Q315. Moreover, the decline in interest income from time deposits and contracted receivables, as well as the rise in interest expenses in relation to loans and 4.5G payables led to a net finance expense in Q316. Please see Appendix A for translation gain and loss details.

Income tax expense declined 42.0 % year-on-year in Q316. Please see Appendix A for details.

Net income of the Group as per IFRS declined to TRY163 million (TRY630 million) in Q316. This was mainly due to higher quarterly translation losses, the negative contribution of Fintur, as well as increased interest expense on loans and 4.5G payables, and a higher amortization expense due to the 4.5G license. Moreover, in Q316 we booked a provision of TRY138 million to benefit from the tax amnesty based on Article 6736 mainly relating to our special communication tax dispute1. Proforma net income2 was at TRY705 million (TRY677 million) in Q316.

The net income of Turkcell Turkey as per IFRS declined to TRY145 million (TRY605 million) in Q316, mainly due to the reasons explained above with respect to the decline in Group net income. Proforma net income2 was at TRY662 million (TRY649 million) in Q316.

Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income as per IFRS.

Total debt as of September 30, 2016 rose to TRY8,132 million from TRY7,307 million as of June 30, 2016 mainly due to loans utilized by our consumer finance company and a translation increase in the FX denominated debt portfolio of Turkcell Turkey as TRY depreciated against US$ and EUR.

•	Turkcell Turkey’s debt was TRY6,802 million, of which TRY3,195 million (US$1,066 million) was denominated in US$, TRY3,222 (EUR959 million) in EUR and the remaining TRY385 million in TRY.

•	The debt balance of lifecell was TRY345 million, denominated in UAH.

•	Our consumer finance company had a debt balance of TRY980 million denominated in TRY.

In accordance with our hedging policy, in July we engaged in a participating cross currency swap transaction for US$150 million of our Club loan. In August, with the easing in foreign exchange rates we engaged in another participating cross currency swap transaction for another US$100 million of our Club loan. With these transactions, US$250 million of our Club loan with 4 year final maturity and LIBOR + 2% annual interest rate has been swapped to fixed rate TRY denominated liability. Moreover, by converting free cash flow from operations to US$ and EUR, we decreased our foreign exchange risk in Q316. Having taken these actions, Turkcell Group’s short position, which was at US$1.2 billion as at the end of Q216, declined to US$0.7 billion as at the end of Q316.

TRY4,865 million of our consolidated debt is set at a floating rate, while TRY1,686 million will mature within less than a year. (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY743.2 million in Q316. The cash flow item noted as “other” included the positive impact of decreases in advances given for fixed asset purchases (TRY210 million), prepaid expenses (TRY168 million) and other working capital (TRY 431 million).

(1) For details, please refer to consolidated financial statements and notes as at and for September 30, 2016 under note 20 on our website.
(2) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

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Third Quarter 2016 Results

Capital expenditures, including non-operational items amounted to TRY2,361.2 million in 9M16. The cash flow item noted as “other” included payment of the second installment of the 4.5G license fee (TRY1,320 million),  the negative impact of the increase in advances given for fixed asset purchases (TRY443 million) and the change in other working capital (TRY354 million).

In Q316 and 9M16, operational capital expenditures* at the Group level were at 18.6% and 21.5% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Nine Months
	Q315	Q316	9M15	9M16
EBITDA[1]	1,160.6	1,217.6	3,082.3	3,248.4
LESS:
Capex and License	(634.4)	(743.2)	(2,347.3)	(2,361.2)
Turkcell Turkey	(506.4)	(686.8)	(1,533.6)	(2,163.7)
Turkcell International[2]	(126.0)	(54.2)	(798.2)	(187.0)
Other Subsidiaries[2]	(2.0)	(2.2)	(15.5)	(10.5)
Net interest Income	127.8	75.4	478.6	292.8
Other	(94.0)	808.6	(1,270.1)	(2,117.3)
Net Change in Debt	(955.2)	518.4	(1,147.9)	3,664.7
Cash generated / (used)	(395.3)	1,876.8	(1,204.4)	2,727.4
Cash balance before dividend payment	3,902.5	5,646.2	7,827.5	5,646.2
Dividend paid	-	-	(3,925.0)	-
Cash balance after dividend payment	3,902.5	5,646.2	3,902.5	5,646.2

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.
(*) Excluding license fees

9

Third Quarter 2016 Results

Operational Review in Turkey

Summary of Operational data	Q315	Q316	y/y %
Number of subscribers	35.8	34.8	(2.8%)
Mobile Postpaid (million)	16.1	17.0	5.6%
Mobile M2M (million)	1.7	2.0	17.6%
Mobile Prepaid (million)	18.1	15.7	(13.3%)
Fiber (thousand)	851.6	991.6	16.4%
ADSL (thousand)	567.6	723.2	27.4%
IPTV (thousand)	170.7	323.3	89.4%
Churn (%)
Mobile Churn (%)	6.9%	6.3%	(0.6pp)
Fixed churn (%)	4.4%	5.3%	0.9pp
ARPU (Average Monthly Revenue per User)
Mobile ARPU, blended (TRY)	26.1	27.9	6.9%
Postpaid	40.4	40.1	(0.7%)
Postpaid (excluding M2M)	44.9	45.1	0.4%
Prepaid	13.5	14.7	8.9%
Fixed Residential ARPU, blended (TRY)	49.1	51.6	5.1%
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	309.6	342.7	10.7%

The mobile customer base grew by 179 thousand quarterly net additions to 32.8 million in total, driven by our value propositions focused on a richer customer experience. The postpaid subscriber base expanded by 218 thousand quarterly and by 897 thousand annual net additions to 17.0 million, comprising 52.0% (47.1%) of the total subscriber base. Meanwhile, customers in the more price-sensitive prepaid segment declined in parallel to our expectations.

The fixed customer base has continued to grow, exceeding 1.7 million on 74 thousand quarterly net additions; 26 thousand were fiber and 48 thousand were ADSL customers. Annually, we registered 296 thousand net additions to our fixed customer base, of which 140 thousand were fiber and 156 thousand were ADSL customers.  IPTV customers reached 323 thousand on 20 thousand quarterly and 153 thousand annual net additions. Mobile TV has been downloaded by 2.3 million users to date.

Mobile churn declined to 6.3% (6.9%) year-on-year, while fixed churn was higher at 5.3% (4.4%) in Q316.

Mobile blended ARPU rose by 6.9% with our upsell strategy and focus on high value customer groups, as well as increased package penetration. The triple play ratio, which includes customers of voice, data and services combined reached 28%1 and contributed to the ARPU rise. Excluding the impact of emergency packages, the mobile ARPU increase would have been 8.8%.

Fixed residential ARPU rose 5.1% with the increase in multiplay customers with TV2 to 34% of total residential fiber customers, in addition to price increases and upsell efforts.

Mobile MoU rose by 10.7% driven by our increased postpaid base and upsell efforts.

Smartphones on our network increased by 951 thousand quarterly net additions leading to a smartphone penetration rate of 62%. Accordingly, there were 18.5 million smartphones on our network at quarter end, with 50% being 4.5G enabled.

(1) Breakdown among mobile voice users which excludes subscribers who do not use their line in the last 3 months
(2) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

10

Third Quarter 2016 Results

TURKCELL INTERNATIONAL

lifecell* Financial Data	Quarter			Nine Months
	Q315	Q316	y/y%	9M15	9M16	y/y%
Revenue (million UAH)	1,182.9	1,239.0	4.7%	3,317.6	3,523.8	6.2%
EBITDA (million UAH)	412.5	333.4	(19.2%)	1,064.3	993.6	(6.6%)
EBITDA margin (UAH)	34.9%	26.9%	(8.0pp)	32.1%	28.2%	(3.9pp)
Net income / (loss) (million UAH)**	(455.2)	(120.0)	(73.6%)	(4,308.5)	990.8	n.m
Capex (million UAH)	317.0	389.4	22.8%	5,468.7	1,408.8	(74.2%)
Revenue (million TRY)	157.9	145.6	(7.8%)	417.4	405.1	(2.9%)
EBITDA (million TRY)	55.0	39.2	(28.7%)	134.3	114.1	(15.0%)
EBITDA margin (TRY)	34.8%	26.9%	(7.9pp)	32.2%	28.2%	(4.0pp)
Net income / (loss) (million TRY)**	(58.9)	(14.0)	(76.2%)	(524.5)	106.2	n.m
(*) Since July 10, 2015, we hold a 100% stake in lifecell.
(**)During 3rd quarter of 2015, foreign exchange gains and losses arising from receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely occur in the foreseeable future, were considered to form part of a net investment in a foreign operation and were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements. Exchange differences arising in the foreign operations’ individual financial statements which were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements were eliminated from the individual financial statements above for reporting purposes.

lifecell revenues grew by 4.7% in local currency terms on almost doubling mobile broadband revenues with the higher data usage through the 3G+ network and increased terminal sales following the launch in June 2016. Through its sales network and online store, lifecell offers its customers a portfolio of terminals bundled with its data packages. lifecell is the first operator in Ukraine to be directly involved in terminal sales. Revenue growth was impacted by the MTR cut in October 2015 on a yearly basis. Eliminating this effect, lifecell would have recorded 10.9% revenue growth. Another MTR cut is announced for January 1, 2017 from UAH0.23/min to UAH0.15/min.

lifecell’s EBITDA declined by 19.2% in local currency terms with an EBITDA margin of 26.9% (34.9%), due to higher network related costs resulting from the 3G+ roll-out and operational leasing expense post tower related sale and leaseback transactions, plus higher marketing expenses.

lifecell’s revenues and EBITDA in TRY terms declined 7.8% and 28.7% year-on-year, respectively, impacted by annual devaluation.

lifecell* Operational Data	Q315	Q316	y/y%
Number of subscribers (million)[1]	13.8	12.5	(9.4%)
Active (3 months)[2]	10.8	9.7	(10.2%)
MOU (minutes) (12 months)	145.4	140.5	(3.4%)
ARPU (Average Monthly Revenue per User), blended (UAH)	28.2	32.6	15.6%
Active (3 months) (UAH)	36.7	42.7	16.3%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell has continued its rapid 3G+ network roll-out, offering the largest geographical coverage in Ukraine in terms of number of settlements covered. lifecell’s 3G+ adoption momentum continued, reaching 3.1 million three-month active 3G data users. Meanwhile, lifecell has more than doubled data usage per user since the introduction of 3G+ with smartphone penetration of 52.7%, the highest rate in the market.

lifecell’s three-month active subscriber base reached 9.7 million on 62 thousand quarterly net additions. Blended ARPU (3-month active) rose by 16.3% driven by increased mobile broadband usage and smartphone tariffs with higher ARPU. MoU (12-month active) fell by 3.4% due to changing consumer behavior.

11

Third Quarter 2016 Results

BeST*	Quarter			Nine Months
	Q315	Q316	y/y%	9M15	9M16	y/y%
Number of subscribers (million)[1]	1.5	1.6	6.7%	1.5	1.6	6.7%
Active (3 months)	1.1	1.2	9.1%	1.1	1.2	9.1%
Revenue (million BYN)	22.7	25.2	11.0%	59.3	72.1	21.6%
EBITDA (million BYN)	0.5	1.2	140.0%	0.9	2.3	155.6%
EBITDA margin (BYN)	2.1%	4.6%	2.5pp	1.6%	3.2%	1.6pp
Net loss (million BYN)**	(10.5)	(11.1)	5.7%	(291.2)	(33.6)	(88.5%)
Capex (million BYN)	2.1	2.7	28.6%	6.3	7.8	23.8%
Revenue (million TRY)	39.3	38.0	(3.3%)	103.5	105.5	1.9%
EBITDA (million TRY)	0.8	1.7	112.5%	1.7	3.4	100.0%
EBITDA margin (TRY)	2.1%	4.6%	2.5pp	1.6%	3.2%	1.6pp
Net loss (million TRY)**	(17.6)	(16.8)	(4.5%)	(511.0)	(49.1)	(90.4%)
Capex (million TRY)	3.4	4.8	41.2%	10.9	12.2	11.9%
(1) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.
(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.
(**)During 3rd quarter of 2015, foreign exchange gains and losses arising from receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely occur in the foreseeable future, were considered to form part of a net investment in a foreign operation and were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements. Exchange differences arising in the foreign operations’ individual financial statements which were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements were eliminated from the individual financial statements above for reporting purposes.

BeST revenues grew by 11.0% in Q316 in local currency terms with the expansion of the subscriber base along with increased voice and terminal revenues on higher smartphone sales. EBITDA margin improved by 2.5pp to 4.6% (2.1%), mainly driven by top-line growth and better operational expense management.

BeST’s revenues in TRY terms declined 3.3% year-on-year impacted by annual devaluation, while EBITDA in TRY terms more than doubled.

BeST launched 4G services in August with a one month free trial for all customers in partnership with beCloud. From September onwards, a wide range of commercial product portfolios covering packages from 2GB to 50GB have been offered. BeST is committed to offer new mobile services as part of Turkcell’s globally relevant services strategy. For now, 4G services are only available in Minsk city centre.

KKTCELL (million TRY)*	Quarter			Nine Months
	Q315	Q316	y/y%	9M15	9M16	y/y%
Number of subscribers (million)[1]	0.5	0.5	-	0.5	0.5	-
Revenue	33.3	34.2	2.7%	97.6	100.3	2.8%
EBITDA	12.7	13.7	7.9%	37.9	37.8	(0.3%)
EBITDA margin	38.0%	40.1%	2.1pp	38.9%	37.7%	(1.2pp)
Net income	7.5	8.1	8.0%	22.2	25.0	12.6%
Capex	8.8	5.7	(35.2%)	15.5	12.9	(16.8%)
(1) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(*) KKTCELL, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

KKTCELL’s revenues increased by 2.7% year-on-year to TRY34 million, reflecting mobile broadband growth on the back of higher data demand. EBITDA increased by 7.9% to TRY14 million leading to an EBITDA margin of 40.1% (38.0%).

Fintur’s consolidated revenues declined by 38.4% year-on-year in Q316. Still high competition in Kazakhstan pressured Kcell revenues. Year-on-year currency devaluation also impacted Kcell and Azercell revenues negatively. Fintur subscribers increased by 319 thousand quarterly net additions in Q316 to 17.0 million, mainly driven by Kcell and Geocell. Fintur had a negative contribution of US$2 million (US$28 million positive contribution) to Group net income in Q316. This was mainly due to weak operational performance, currency devaluation and impairment.
12

Third Quarter 2016 Results

Fintur*	Quarter			Nine Months
	Q315	Q316	y/y%	9M15	9M16	y/y%
Subscribers (million)[1]	17.9	17.0	(5.0%)	17.9	17.0	(5.0%)
Kazakhstan	10.8	9.9	(8.3%)	10.8	9.9	(8.3%)
Azerbaijan	4.2	4.2	-	4.2	4.2	-
Moldova	0.9	0.9	-	0.9	0.9	-
Georgia	2.0	2.0	-	2.0	2.0	-
Revenue (million US$)	346	213	(38.4%)	1,107	618	(44.2%)
Kazakhstan	201	108	(46.3%)	666	317	(52.4%)
Azerbaijan	105	64	(39.0%)	319	188	(41.1%)
Moldova	16	16	-	49	44	(10.2%)
Georgia	25	25	-	73	69	(5.5%)
Fintur’s contribution to Group’s net income	28	(2)	(107.1%)	102	1	(99.0%)
(1) Telia Company disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Company’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(*) We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova and Georgia.

Turkcell Group Subscribers
Turkcell Group subscribers amounted to approximately 66.7 million as of September 30, 2016. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, the mobile subscribers of lifecell and BeST, as well as those of KKTCELL, Turkcell Europe and Fintur.

Turkcell Group Subscribers	Q315	Q316	y/y %
Mobile Postpaid (million)	16.1	17.0	5.6%
Mobile Prepaid (million)	18.1	15.7	(13.3%)
Fiber (thousand)	851.6	991.6	16.4%
ADSL (thousand)	567.6	723.2	27.4%
IPTV (thousand)	170.7	323.3	89.4%
Turkcell Turkey subscribers (million)[1]	35.8	34.8	(2.8%)
Ukraine	13.8	12.5	(9.4%)
Belarus[2]	1.5	1.6	6.7%
KKTCELL[3]	0.5	0.5	-
Turkcell Europe[4]	0.3	0.3	-
Consolidated Subscribers (million)	52.0	49.7	(4.4%)
Fintur[5]	17.9	17.0	(5.0%)
Turkcell Group Subscribers* (million)	69.8	66.7	(4.4%)
(*) Turkcell Group subscribers figure includes the subscriber figures of our non-consolidated subsidiaries.
(1) Subscribers to more than one service are counted separately for each service.
(2) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.
(3) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(4) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.
(5)Telia Company disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Company’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.

13

Third Quarter 2016 Results

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Nine Months
	Q315	Q216	Q316	y/y%	q/q%	9M15	9M16	y/y%
US$ / TRY rate
Closing Rate	3.0433	2.8936	2.9959	(1.6%)	3.5%	3.0433	2.9959	(1.6%)
Average Rate	2.8513	2.8736	2.9706	4.2%	3.4%	2.6572	2.9215	9.9%
EUR / TRY rate
Closing Rate	3.4212	3.2044	3.3608	(1.8%)	4.9%	3.4212	3.3608	(1.8%)
Average Rate	3.1772	3.2292	3.3104	4.2%	2.5%	2.9626	3.2523	9.8%
Consumer Price Index (Turkey)	1.4%	1.8%	1.1%	(0.3pp)	(0.7pp)	6.2%	4.7%	(1.5pp)
GDP Growth (Turkey)	3.9%	3.1%	n.a	n.a	n.a	3.4%	n.a	n.a
US$ / UAH rate
Closing Rate	21.53	24.85	25.91	20.3%	4.3%	21.53	25.91	20.3%
Average Rate	21.36	25.30	25.28	18.4%	(0.1%)	21.32	25.45	19.4%
US$ / BYN rate*
Closing Rate	1.7703	2.0053	1.9264	8.8%	(3.9%)	1.7703	1.9264	8.8%
Average Rate	1.6428	1.9698	1.9732	20.1%	0.2%	1.5253	1.9994	31.1%
* The official currency of the Republic of Belarus has been redenominated on July 1, 2016. As a result, BYR10,000 has become BYN1 starting from 1 July 2016. Prior periods have been adjusted accordingly for presentation purposes.

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Nine Months
	Q315	Q316	y/y%	9M15	9M16	y/y%
Adjusted EBITDA	1,160.6	1,217.6	4.9%	3,082.3	3,248.4	5.4%
Finance income	175.1	187.2	6.9%	602.6	570.9	(5.3%)
Finance costs	(144.7)	(349.7)	141.7%	(658.5)	(545.4)	(17.2%)
Other income / (expense)	(18.4)	(192.6)	946.7%	(194.9)	(189.9)	(2.6%)
Share of profit of equity accounted investees	80.1	(5.1)	(106.4%)	268.9	2.2	(99.2%)
Depreciation and amortization	(426.9)	(577.0)	35.2%	(1,230.7)	(1,598.9)	29.9%
Consolidated profit before income tax & minority interest	825.8	280.4	(66.0%)	1,869.7	1,487.3	(20.5%)
Income tax expense	(183.2)	(106.3)	(42.0%)	(557.9)	(311.9)	(44.1%)
Consolidated profit before minority interest	642.6	174.1	(72.9%)	1,311.8	1,175.4	(10.4%)

14

Third Quarter 2016 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2016 and our 4.5G development in Turkey and our three year outlook regarding adequacy of funding. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2015 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is a converged telecommunication and technology services provider, founded and headquartered in Turkey. It serves its customers with voice, data, TV and value-added consumer and enterprise services on mobile and fixed networks. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage is at 99.75% and 95.26%, respectively, as of September 2016. It offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group companies serve 66.7 million subscribers in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova – as of September 30, 2016. Turkcell Group reported a TRY3.7 billion revenue in Q316 with total assets of TRY30.2 billion as of September 30, 2016. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

15

Third Quarter 2016 Results

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Quarter			Nine Months
	Q315	Q316	y/y %	9M15	9M16	y/y %
Turkcell Turkey	(48.6)	(233.3)	380.0%	356.2	(260.4)	(173.1%)
Turkcell International	(50.6)	(7.0)	(86.2%)	(894.5)	(7.8)	(99.1%)
Other Subsidiaries	1.9	2.4	26.3%	3.8	0.9	(76.3%)
Turkcell Group	(97.3)	(237.9)	144.5%	(534.5)	(267.3)	(50.0%)

Table: Income tax expense details

Million TRY	Quarter			Nine Months
	Q315	Q316	y/y %	9M15	9M16	y/y %
Current Tax expense	(147.9)	(37.7)	(74.5%)	(545.0)	(188.3)	(65.4%)
Deferred Tax Income/expense	(35.3)	(68.6)	94.3%	(12.9)	(123.6)	858.1%
Income Tax expense	(183.2)	(106.3)	(42.0%)	(557.9)	(311.9)	(44.1%)

Table: Reconciliation of proforma net income to net income per IFRS
Group net income:

Net income impacts (million TRY)	Q315	Net income impacts (million TRY)	Q316

Proforma net income	677	Proforma net income	705
FX impact (net of tax and minority interest)	(108)	FX impact (net of tax)	(193)
Interest income (net of tax)	24	Interest income (net of tax)	50
Interest expense (net of tax)	(32)	Interest expense (net of tax)	(89)

One-off impacts (net of tax)		One-off impacts (net of tax)

		Provision booked for tax amnesty	(138)
		4.5G license depreciation	(81)
		Coup attempt emergency communication packages	(48)
Fintur contribution	76	Fintur contribution	(5)
Other impacts	(7)	Other impacts	(38)
Net income - IFRS	630	Net income -IFRS	163

Net income impacts (million TRY)	9M15	Net income impacts (million TRY)	9M16

Proforma net income	1,738	Proforma net income	1,822
FX impact (net of tax and minority interest)	(442)	FX impact (net of tax)	(216)
Interest income (net of tax)	165	Interest income (net of tax)	71
Interest expense (net of tax)	(75)	Interest expense (net of tax)	(207)

One-off impacts (net of tax)		One-off impacts (net of tax)

		Provision booked for tax amnesty	(138)
		4.5G license depreciation	(180)
Commercial agreement terminations	(112)	Coup attempt emergency communication packages	(48)
Fintur contribution	255	Fintur contribution	2
Other impacts	(45)	Other impacts	35
Net income - IFRS	1,484	Net income - IFRS	1,141

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Third Quarter 2016 Results

Turkcell Turkey net income:

Net income impacts (million TRY)	Q315	Net income impacts (million TRY)	Q316

Proforma net income	649	Proforma net income	662
FX impact (net of tax )	(58)	FX impact (net of tax)	(187)
Interest income (net of tax)	24	Interest income (net of tax)	50
Interest expense (net of tax)	(5)	Interest expense (net of tax)	(78)

One-off impacts (net of tax)		One-off impacts (net of tax)

		Provision booked for tax amnesty	(138)
		4.5G license depreciation	(81)
		Coup attempt emergency communication packages	(48)
Other impacts	(5)	Other impacts	(35)
Net income - IFRS	605	Net income -IFRS	145

Net income impacts (million TRY)	9M15	Net income impacts (million TRY)	9M16

Proforma net income	1,708	Proforma net income	1,735
FX impact (net of tax)	266	FX impact (net of tax)	(208)
Interest income (net of tax)	165	Interest income (net of tax)	71
Interest expense (net of tax)	(20)	Interest expense (net of tax)	(174)

One-off impacts (net of tax)		One-off impacts (net off tax)

		Provision booked for tax amnesty	(138)
		4.5G license depreciation	(180)
Commercial agreement terminations	(112)	Coup attempt emergency communication packages	(48)
Other impacts	(41)	Other impacts	36
Net income - IFRS	1,966	Net income - IFRS	1,094

17

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	30 September 2016	31 December 2015
Assets
Property, plant and equipment	9	7,678,264	6,821,494
Intangible assets	10	8,093,799	8,232,637
GSM and other telecommunication operating licenses		6,243,380	6,505,739
Computer software		1,626,424	1,570,346
Other intangible assets		223,995	156,552
Investment properties		43,061	49,572
Investments in equity accounted investees	11	958,936	981,939
Other non-current assets	15	801,313	441,940
Trade receivables	12	302,522	836,256
Receivables from financial services		658,470	-
Deferred tax assets		44,817	48,615
Total non-current assets		18,581,182	17,412,453

Inventories		141,740	75,471
Due from related parties	21	9,881	11,760
Trade receivables and accrued income	12	3,646,835	4,098,928
Receivables from financial services		993,724	-
Other current assets	13	1,210,769	1,689,902
Cash and cash equivalents	14	5,646,205	2,918,796
Total current assets		11,649,154	8,794,857

Total assets		30,230,336	26,207,310

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Capital contributions		35,026	35,026
Reserves		776,046	861,111
Actuarial gain/ (loss) from employee termination benefit		(16,042)	(14,320)
Treasury shares	16	(22,452)	-
Retained earnings		12,429,816	11,272,731
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		15,402,663	14,354,817

Non-controlling interests		42,621	64,085

Total equity		15,445,284	14,418,902

Liabilities
Loans and borrowings	17	6,445,189	3,487,786
Employee benefits		127,620	114,869
Provisions		140,307	130,619
Other non-current liabilities		398,067	366,670
Trade and other payables		-	1,270,610
Deferred tax liabilities		340,531	113,437
Total non-current liabilities		7,451,714	5,483,991

Loans and borrowings	17	1,735,691	728,744
Income taxes payable	8	45,614	12,855
Trade and other payables		5,173,184	5,283,070
Due to related parties	21	8,969	6,555
Deferred income		132,164	121,078
Provisions		237,716	152,115
Total current liabilities		7,333,338	6,304,417

Total liabilities		14,785,052	11,788,408

Total equity and liabilities		30,230,336	26,207,310

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

		Nine months ended		Three months ended
	Note	30 September 2016	30 September 2015	30 September 2016	30 September 2015

Revenue		10,147,749	9,434,960	3,596,154	3,363,827
Direct costs of revenue		(6,600,106)	(5,714,661)	(2,349,536)	(1,987,775)
Gross profit from business operations		3,547,643	3,720,299	1,246,618	1,376,052

Revenue from financial services		94,214	-	62,337	-
Direct cost of revenue from financial services		(28,159)	-	(23,069)	-
Gross profit from financial operations		66,055	-	39,268	-

Gross profit		3,613,698	3,720,299	1,285,886	1,376,052

Other income	7	52,404	24,795	7,052	2,772
Selling and marketing expenses		(1,432,390)	(1,409,334)	(467,978)	(474,140)
Administrative expenses		(531,782)	(459,389)	(177,307)	(168,201)
Other expenses	7	(242,356)	(219,659)	(199,688)	(21,217)
Results from operating activities		1,459,574	1,656,712	447,965	715,266

Finance income	6	570,941	602,582	187,235	175,218
Finance costs	6	(545,427)	(658,543)	(349,756)	(144,777)
Net finance income / (expense)		25,514	(55,961)	(162,521)	30,441

Share of profit of equity accounted investees	11	2,209	268,936	(5,092)	80,106
Profit before income tax		1,487,297	1,869,687	280,352	825,813

Income tax expense	8	(311,880)	(557,863)	(106,195)	(183,156)
Profit for the period		1,175,417	1,311,824	174,157	642,657

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri
AS		1,141,439	1,483,530	162,635	630,444
Non-controlling interest		33,978	(171,706)	11,522	12,213
Profit for the period		1,175,417	1,311,824	174,157	642,657

Basic earnings per share
(in full TL)		0.52	0.67	0.07	0.29

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Nine months ended		Three months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015

Profit for the period	1,175,417	1,311,824	174,157	642,657

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Actuarial gain / (loss) arising from employee termination benefit	(2,199)	7,847	(1,226)	8,431
Tax effect of actuarial gain / (loss) from employee termination benefits	477	(1,478)	261	(1,573)
	(1,722)	6,369	(965)	6,858
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	-	719	-	-
Foreign currency translation differences	(21,688)	259,988	(1,353)	(6,364)
Share of foreign currency translation differences of the equity accounted investees	(56,305)	(428,519)	(64,549)	(49,506)
Tax effect of foreign currency translation differences	(22,338)	(30,687)	(19,320)	(37,992)
	(100,331)	(198,499)	(85,222)	(93,862)
Other comprehensive income / (expense) for the period, net of income tax	(102,053)	(192,130)	(86,187)	(87,004)

Total comprehensive income / (expense) for the period	1,073,364	1,119,694	87,970	555,653

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,039,159	1,240,531	76,238	543,196
Non-controlling interests	34,205	(120,837)	11,732	12,457
Total comprehensive income / (expense) for the period	1,073,364	1,119,694	87,970	555,653

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Actuarial Gain/ (Loss) from Employee Termination Benefit	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2015	2,200,000	-	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645
Total comprehensive income/(expense)										1,483,530	1,483,530	(171,706)	1,311,824
Profit/(loss) for the period
Other comprehensive income/(expense)
Foreign currency translation differences	-	-	-	-	-	-	(281,999)		31,912	-	(250,087)	50,869	(199,218)
Employee termination benefit actuarial losses	-	-	-	-	-	-	-	6,369	-	-	6,369	-	6,369
Change in cash flow hedge reserve	-	-	-	-	-	719	-	-	-	-	719	-	719
Total other comprehensive income/(expense), net of income tax	-	-	-	-	-	719	(281,999)	6,369	31,912	-	(242,999)	50,869	(192,130)
Total comprehensive income/(expense)	-	-	-	-	-	719	(281,999)	6,369	31,912	1,483,530	1,240,531	(120,837)	1,119,694
Transfer to legal reserves	-	-	-	-	366,794	-	-	-	-	(366,794)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(3,925,000)	(3,925,000)	(84,901)	(4,009,901)
Change in fair value of minority put option	-	-	-	-	-	-	244,914	-	-	-	244,914	-	244,914
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	(929,013)	(929,013)	661,093	(267,920)
Balance at 30 September 2015	2,200,000	-	35,026	269	1,206,078	-	(795,517)	2,952	382,166	10,693,881	13,724,855	72,577	13,797,432
Total comprehensive income/(expense)
Profit / (loss) for the period										584,124	584,124	7,603	591,727
Other comprehensive income/(expense)
Foreign currency translation differences	-	-	-	-	-	-	52,826	-	(243,342)	-	(190,516)	(481)	(190,997)
Employee termination benefit actuarial losses	-	-	-	-	-	-	-	(17,272)	-	-	(17,272)	-	(17,272)
Total other comprehensive income/(expense), net of incone tax	-	-	-	-	-	-	52,826	(17,272)	(243,342)	-	(207,788)	(481)	(208,269)
Total comprehensive income/(expense)	-	-	-	-	-	-	52,826	(17,272)	(243,342)	584,124	376,336	7,122	383,458
Transfer to legal reserves	-	-	-	-	5,274	-	-	-	-	(5,274)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	(15,614)	(15,614)
Change in fair value of minority put option	-	-	-	-	-	-	253,626	-	-	-	253,626	-	253,626
Balance at 31 December 2015	2,200,000	-	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902

Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	-	1,141,439	1,141,439	33,978	1,175,417
Other comprehensive income/(expense)
Foreign currency translation differences	-	-	-	-	-	-	(19,234)	-	(81,324)	-	(100,558)	227	(100,331)
Employee termination benefit actuarial losses	-	-	-	-	-	-	-	(1,722)	-	-	(1,722)	-	(1,722)
Total other comprehensive income/(expense), net of income tax	-	-	-	-	-	-	(19,234)	(1,722)	(81,324)	-	(102,280)	227	(102,053)
Total comprehensive income/(expense)	-	-	-	-	-	-	(19,234)	(1,722)	(81,324)	1,141,439	1,039,159	34,205	1,073,364
Transfer from legal reserves	-	-	-	-	(15,646)	-	-	-	-	15,646	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(46,669)	(46,669)
Change in fair value of minority put option	-	-	-	-	-	-	31,139	-	-	-	31,139	-	31,139
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Treasury shares (-) (Note 16)	-	(22,452)	-	-	-	-	-	-	-	-	(22,452)	-	(22,452)
Balance at 30 September 2016	2,200,000	(22,452)	35,026	269	1,195,706	-	(477,160)	(16,042)	57,500	12,429,816	15,402,663	42,621	15,445,284

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

		Nine months ended 30 September
	Note	2016	2015
Cash flows from operating activities
Profit for the year		1,175,417	1,311,824
Adjustments for:
Depreciation and impairment of fixed assets and investment property	9	934,908	828,576
Amortization of intangible assets	10	664,002	402,167
Net finance (income)	7	(141,068)	(479,488)
Fair value gains on derivative financial insturments		(27,042)	-
Income tax expense	8	311,880	557,863
Share of profit of equity accounted investees	11	(2,209)	(268,936)
(Gain) on sale of property, plant and equipment		(15,869)	(7,167)
Unrealized foreign exchange and monetary (loss)/ gain on operating assets		269,635	675,445
Provisions		275,429	153,135
Deferred income		40,347	(12,201)
		3,485,430	3,161,218

Change in trade receivables	12	819,774	(572,303)
Change in due from related parties	21	2,231	3,946
Change in receivables from financial operations		(1,652,194)	-
Change in inventories		(69,813)	1,294
Change in other current assets	13	274,322	(197,807)
Change in other non-current assets	15	84,537	(23,110)
Change in due to related parties	21	2,361	(19,521)
Change in trade and other payables		(1,623,297)	(149,173)
Change in other non-current liabilities		(648)	7,778
Change in employee benefits		10,552	(1,511)
Change in other working capital		(59,787)	(16,038)
		1,273,468	2,194,773

Interest paid		(138,418)	(104,505)
Income tax paid		(52,391)	(562,704)
Net cash generated by operating activities		1,082,659	1,527,564
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(1,786,500)	(1,453,462)
Acquisition of intangible assets	10	(516,810)	(888,771)
Proceeds from sale of property, plant and equipment		31,305	17,163
Proceeds from currency option contracts		-	780
Change in property, plant and equipment advances		(442,911)	176,096
Change in financial assets		-	19,284
Interest received		457,699	592,058
Acquisition of non-controlling interest		-	(267,920)
Capital decrease in subsidiaries		(9,000)	-
Net cash provided/(used in) investing activities		(2,266,217)	(1,804,772)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		5,188,114	3,301,386
Repayment of borrowings		(1,523,506)	(4,449,280)
Dividends paid		(46,669)	(4,009,901)
Treasury shares		(22,452)	-
Decrease/(increase) in cash collateral related to loans		240,775	(395,629)
Net cash generated (used in) by financing activities		3,836,262	(5,553,424)

Net increase/ (decrease) in cash and cash equivalents		2,652,704	(5,830,632)

Cash and cash equivalents at 1 January		2,918,796	9,031,881

Effects of foreign exchange rate fluctuations on cash and cash equivalents		74,705	701,230

Cash and cash equivalents at 30 September	14	5,646,205	3,902,479

The accompanying notes on page 7 to 40 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

The condensed interim consolidated financial statements of the Company as at and for the nine months ended 30 September 2016 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate.

The consolidated financial statements of the Company as at and for the year ended 31 December 2015 are available upon request from the Company’s registered office at Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2015 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2016 and accounting policies for new transactions (Note 3a and Note 3b).

The effects of the new standards or amendments to the standards adopted are explained in Note 3d.

The condensed interim consolidated financial statements are presented in Turkish Lira (“TL”), rounded to the nearest thousand. The Company and its Turkish subsidiaries maintain their books of accounts and prepare their statutory financial statements in accordance with the Turkish Commercial Code (“TCC”), tax legislation, the Uniform Chart of Accounts issued by the Ministry of Finance, principles issued by the CMB, and the regulations, interpretations and communiqués published by BRSA (together “BRSA Accounting and Reporting Regulations”). The foreign subsidiaries maintain their books of account in accordance with the laws and regulations in force in the countries in which they are registered. These consolidated financial statements have been prepared under historical cost conventions except for derivative financial instruments which are carried at fair value. The consolidated financial statements are based on the statutory records, which are maintained under historical cost conventions, with the required adjustments and reclassifications reflected for the purpose of fair presentation in accordance with International Financial Reporting Standards (“IFRS”).

The condensed interim consolidated financial statements have been prepared in accordance with IFRS and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2015.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 September 2016 were approved by the Board of Directors on 2 November 2016.

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3. Significant accounting policies

a)	Receivables and revenue from financial services

Receivables from financial operations comprise of contracted receivables from subscribers, related to consumer financing activities of Turkcell Finansman A.S (“TFS”). These receivables are measured at amortized cost, using effective interest rate method. The impairment loss recognized of TL 2,600 for the nine months ended 30 September 2016 relates to its estimate of incurred losses in respect of trade receivables.

Revenue from financial operations comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

b)	Employee benefits

Termination benefits paid to key executive officers are classified in other expenses.

The Company provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment plan, the Company measures the services received and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the settlement date, with any changes in fair value recognised in profit or loss for the period. Cash-settled share-based payments are conditional upon meeting specified vesting conditions. As of 30 September 2016, taking into account the probability of meeting vesting conditions, the Company has not recognized any liability in the condensed interim consolidated financial statements regarding the cash-settled share-based payments.

c)	Comparative Information and Revision of Prior Period Financial Statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

d)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

ii)	Standards, amendments and interpretations applicable as at 30 September 2016

-
Amendment to IFRS 11, ‘Joint arrangements’ on acquisition of an interest in a joint operation, effective from annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

-
Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortisation, effective from annual periods beginning on or after 1 January 2016. In this amendment it has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. It is also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3. Significant accounting policies (continued)

d)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations applicable as at 30 September 2016 (continued)

-  IFRS 14 ‘Regulatory deferral accounts’, effective from annual periods beginning on or after 1 January 2016. IFRS 14, ‘Regulatory deferral accounts' permits first–time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise such amounts, the standard requires that the effect of rate regulation must be presented separately from other items.

- Amendments to IAS 27, ‘Separate financial statements’ on the equity method, effective from annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

- Amendment to IFRS 10 ‘Consolidated financial statements’ and IAS 28, ‘Investments in associates and joint ventures’, effective from annual periods beginning on or after 1 January 2016.These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

- Annual improvements 2014, effective from annual periods beginning on or after 1 January 2016. These set of amendments impacts 4 standards:

IFRS 5, ‘Non-current assets held for sale and discontinued operations’ regarding methods of disposal.

IFRS 7, ‘Financial instruments: Disclosures’, (with consequential amendments to IFRS 1) regarding servicing contracts.

IAS 19, ‘Employee benefits’ regarding discount rates.

IAS 34, ‘Interim financial reporting’ regarding disclosure of information.

-  Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, effective from annual periods beginning on or after 1 January 2016, these amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports.

iii)	Standards, amendments and interpretations effective after 30 September 2016

-  Amendments to IAS 7 ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-  Amendments IAS 12 ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

-  Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3. Significant accounting policies (continued)

d)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations effective after 30 September 2016 (continued)

- IFRS 15 ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

- Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licenses of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

- IFRS 9 ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

- IFRS 16 ‘Leases’, effective from annual periods beginning on or after 1 January 2019, This standard replaces the current guidance in IAS 17 and is a far-reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group is evaluating the effects of these standards on the condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4. Operating Segments

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Turkcell Turkey reportable segment includes the operations of Turkcell, Superonline İletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, lifecell, Lifecell Ventures Coöperatief U.A, Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi and Turkcell Finansman AS (“TFS”).

In first, second and third quarter of the year 2015, the operations of Turkcell Global Bilgi were included in Turkcell Turkey reportable segment. Since the Group changed its reportable segments which are the dominant source of information to evaluate the performance and to allocate resources in the fourth quarter of 2015, group call center operations of Global Bilgi were included in Turkcell Turkey reportable segment whereas non-group call center operations of Global Bilgi were included in other reportable segment.  Corresponding information for prior years have been also restated in the current period according to the new reportable segments. Since the assets and liabilities of Turkcell Global Bilgi could not be allocated to group and non-group operations and are mainly related to group operations, total assets and liabilities of Turkcell Global Bilgi are reported under Turkcell Turkey reportable segment except trade receivables.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit before income tax and profit for the period in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Consumer segment revenue	7,348,665	6,736,304	-	-	-	-	-	-	7,348,665	6,736,304
Corporate segment revenue	1,600,359	1,502,522	-	-	-	-	-	-	1,600,359	1,502,522
Other Turkcell Turkey revenue	262,375	244,303	-	-	-	-	-	-	262,375	244,303
Turkcell International revenue	-	-	623,103	632,383	-	-	-	-	623,103	632,383
Other revenue	-	-	-	-	433,189	337,919	-	-	433,189	337,919
Eliminations	-	-	-	-	-	-	(25,728)	(18,471)	(25,728)	(18,471)
Total Revenue	9,211,399	8,483,129	623,103	632,383	433,189	337,919	(25,728)	(18,471)	10,241,963	9,434,960
Contribution to consolidated revenue(*)	9,198,829	8,472,925	610,493	624,134	432,641	337,901	-	-	10,241,963	9,434,960
Reportable segment adjusted EBITDA	2,934,276	2,803,742	166,981	178,312	145,626	99,719	1,553	546	3,248,436	3,082,319
Finance income	533,620	588,791	16,422	17,942	20,899	89,606	-	(93,757)	570,941	602,582
Finance cost	(480,254)	308,935	(66,423)	(1,068,301)	1,254	(65,025)	(4)	165,848	(545,427)	(658,543)
Depreciation and amortization	(1,444,378)	(1,076,840)	(144,126)	(146,621)	(11,323)	(7,446)	917	164	(1,598,910)	(1,230,743)
Share of profit of equity accounted investees	-	-	2,209	268,936	-	-	-	-	2,209	268,936
Capital expenditure	2,163,737	1,533,660	186,952	798,261	10,732	15,559	(236)	(183)	2,361,185	2,347,297
Bad debt expense	(154,657)	(144,994)	(5,301)	(6,627)	(2,432)	-	-	-	(162,390)	(151,621)

(*)
“Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the reader of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Consumer segment revenue	2,625,714	2,403,821	-	-	-	-	-	-	2,625,714	2,403,821
Corporate segment revenue	536,389	518,641	-	-	-	-	-	-	536,389	518,641
Other Turkcell Turkey revenue	113,576	112,242	-	-	-	-	-	-	113,576	112,242
Turkcell International revenue	-	-	222,445	234,735	-	-	-	-	222,445	234,735
Other revenue	-	-	-	-	170,293	100,792	-	-	170,293	100,792
Eliminations	-	-	-	-	-	-	(9,926)	(6,404)	(9,926)	(6,404)
Total Revenue	3,275,679	3,034,704	222,445	234,735	170,293	100,792	(9,926)	(6,404)	3,658,491	3,363,827
Contribution to consolidated revenue (*)	3,270,922	3,031,205	217,718	231,838	169,851	100,784	-	-	3,658,491	3,363,827
Reportable segment adjusted EBITDA	1,095,043	1,060,580	60,401	69,535	61,177	30,417	992	93	1,217,613	1,160,625
Finance income	180,741	162,428	4,174	7,345	2,320	17,656	-	(12,211)	187,235	175,218
Finance cost	(325,913)	(61,679)	(22,911)	(96,977)	2,195	(11,472)	(3,127)	25,351	(349,756)	(144,777)
Depreciation and amortization	(523,900)	(370,817)	(49,119)	(53,522)	(4,822)	(2,630)	829	55	(577,012)	(426,914)
Share of profit of equity accounted investees	-	-	(5,092)	80,106	-	-	-	-	(5,092)	80,106
Capital expenditure	686,767	506,426	54,221	126,005	2,372	2,097	(148)	(95)	743,212	634,433
Bad debt expense	(53,923)	(53,153)	(1,684)	(2,409)	(2,485)	-	-	-	(58,092)	(55,562)

(*)
“Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the reader of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	As at 30 September 2016 and 31 December 2015
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Reportable segment assets	20,378,406	20,701,617	1,461,405	1,460,983	1,749,841	85,884	(28,009)	(10,921)	23,561,643	22,237,563
Investment in associates	-	-	958,936	981,939	-	-	-	-	958,936	981,939
Reportable segment liabilities	5,577,119	6,868,877	466,120	481,338	244,789	105,460	(20,632)	(10,089)	6,267,396	7,445,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Nine months ended		Three months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015

Turkcell Turkey adjusted EBITDA	2,934,276	2,803,742	1,095,043	1,060,580
Turkcell International adjusted EBITDA	166,981	178,312	60,401	69,535
Other	145,626	99,719	61,177	30,417
Intersegment eliminations	1,553	546	992	93
Consolidated adjusted EBITDA	3,248,436	3,082,319	1,217,613	1,160,625
Finance income	570,941	602,582	187,235	175,218
Finance costs	(545,427)	(658,543)	(349,756)	(144,777)
Other income	52,404	24,795	7,052	2,772
Other expenses	(242,356)	(219,659)	(199,688)	(21,217)
Share of profit of equity accounted investees	2,209	268,936	(5,092)	80,106
Depreciation and amortization	(1,598,910)	(1,230,743)	(577,012)	(426,914)
Consolidated profit before income tax	1,487,297	1,869,687	280,352	825,813
Income tax expense	(311,880)	(557,863)	(106,195)	(183,156)
Profit for the period	1,175,417	1,311,824	174,157	642,657

Assets	30 September 2016	31 December 2015
Total assets for reportable segments	21,839,811	22,162,600
Other assets	1,749,841	85,884
Intersegment eliminations	(28,009)	(10,921)
Investments in equity accounted investees	958,936	981,939
Other unallocated assets	5,709,757	2,987,808
Consolidated total assets	30,230,336	26,207,310

Liabilities	30 September 2016	31 December 2015
Total liabilities for reportable segments	6,043,239	7,350,215
Other liabilities	244,789	105,460
Intersegment eliminations	(20,632)	(10,089)
Other unallocated liabilities	8,517,656	4,342,822
Consolidated total liabilities	14,785,052	11,788,408

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Nine months ended		Three months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Revenues
Turkey	9,559,088	8,701,720	3,414,256	3,097,698
Ukraine	408,059	421,814	146,462	159,870
Belarus	104,711	103,279	37,915	39,287
Turkish Republic of Northern Cyprus	95,546	93,897	32,585	31,964
Azerbaijan	72,382	109,106	26,517	34,291
Germany	2,177	5,144	756	717
	10,241,963	9,434,960	3,658,491	3,363,827

Non-current assets	30 September 2016	31 December 2015
Turkey	16,124,214	15,032,659
Ukraine	1,010,047	993,546
Belarus	295,328	224,784
Turkish Republic of Northern Cyprus	118,176	116,127
Azerbaijan	13,061	14,727
Unallocated non-current assets	1,020,356	1,030,610
	18,581,182	17,412,453

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority ( “ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Finance income and costs

Net finance income or expense amounts to TL 25,514 TL (55,961), TL (162,521) and TL 30,441 for the nine and three months ended 30 September 2016 and 2015, respectively.

Net finance income for the nine months ended 30 September 2016 and 2015 are mainly attributable to interest income from contracted handset sales and interest income on bank deposits.

Net finance expense for the nine months ended 30 September 2016 is mainly attributable to financing cost of loans and borrowings and 4.5G license spectrum fee payable.

Net finance expense for the nine months ended 30 September 2015 is mainly attributable to foreign exchange losses arising from loans and borrowings.

7.	Other income and expense

Other income amounts to TL 52,404, TL 24,795, TL 7,052 and TL 2,772 for the nine and three months ended ended 30 September 2016 and 2015 respectively.

Other expenses amount to TL 242,356, TL 219,659, TL 199,688 and TL 21,217 for the nine and three months ended 30 September 2016 and 2015 respectively.

Other income and expenses for the nine and three months ended 30 September 2016 and 2015 are mainly consists of commercial agreements termination expenses, legal issues (Note 20) and fixed asset sales gain.

8.	Income tax expense

Effective tax rates are 21%, 30%, 38% and 22% for the nine and three months ended 30 September 2016 and 2015, respectively.

Since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred as a result of Ukraine and Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 September 2016
Network infrastructure (All operational)	11,302,326	257,815	(269,855)	1,568,389	-	(54,826)	12,803,849
Land and buildings	389,366	15,046	-	102,110	-	(633)	505,889
Equipment, fixtures and fittings	586,463	18,212	(2,974)	3,090	-	(528)	604,263
Motor vehicles	33,676	2,632	(2,181)	58	-	(43)	34,142
Leasehold improvements	306,176	4,952	(8)	-	-	(161)	310,959
Construction in progress	1,005,358	1,526,648	(116)	(1,673,633)	-	(3,166)	855,091
Total	13,623,365	1,825,305	(275,134)	14	-	(59,357)	15,114,193

Accumulated depreciation
Network infrastructure (All operational)	5,976,699	822,957	(255,929)	200	36,964	(33,108)	6,547,783
Land and buildings	140,627	10,027	-	-	366	(249)	150,771
Equipment, fixtures and fittings	462,618	34,754	(2,622)	-	21	(295)	494,476
Motor vehicles	29,704	1,876	(2,170)	-	-	(1)	29,409
Leasehold improvements	192,223	21,431	(8)	-	-	(156)	213,490
Total	6,801,871	891,045	(260,729)	200	37,351	(33,809)	7,435,929

Total property, plant and equipment	6,821,494	934,260	(14,405)	(186)	(37,351)	(25,548)	7,678,264

Depreciation expenses for the nine and three months ended 30 September 2016 and 2015 are TL 928,396, TL 823,574, TL 325,861 and TL 281,746 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the periods ended 30 September 2016 and 2015 are TL 37,351 and TL 8,867 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfers to Investment Property	Effects of movements in exchange rates	Balance as at 31 December 2015
Network infrastructure (All operational)	10,918,769	358,297	(652,051)	1,061,692	-	-	(384,381)	11,302,326
Land and buildings	516,724	20,167	-	310	-	(144,268)	(3,567)	389,366
Equipment, fixtures and fittings	564,429	57,204	(30,632)	1,467	-	-	(6,005)	586,463
Motor vehicles	35,807	883	(1,609)	-	-	-	(1,405)	33,676
Leasehold improvements	228,530	30,008	(23,575)	72,460	-	-	(1,247)	306,176
Construction in progress	444,200	1,715,044	(877)	(1,136,521)	(2,523)	-	(13,965)	1,005,358
Total	12,708,459	2,181,603	(708,744)	(592)	(2,523)	(144,268)	(410,570)	13,623,365

Accumulated depreciation
Network infrastructure (All operational)	5,900,269	1,016,762	(647,280)	-	17,990	-	(311,042)	5,976,699
Land and buildings	231,044	15,950	-	-	(2,851)	(101,634)	(1,882)	140,627
Equipment, fixtures and fittings	456,100	42,062	(29,998)	-	9	-	(5,555)	462,618
Motor vehicles	29,615	2,872	(1,474)	-	-	-	(1,309)	29,704
Leasehold improvements	197,835	15,826	(20,610)	-	896	-	(1,724)	192,223
Total	6,814,863	1,093,472	(699,362)	-	16,044	(101,634)	(321,512)	6,801,871

Total property, plant and equipment	5,893,596	1,088,131	(9,382)	(592)	(18,567)	(42,634)	(89,058)	6,821,494

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

10.	Intangible assets

Cost	Balance at 1 January 2016	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 30 September 2016
GSM and other telecommunication operating licenses	3,950,729	34,085	(3)	4,020,786	-	(20,916)	7,984,681
Computer software	5,342,056	204,048	(1,510)	191,345	-	(5,246)	5,730,693
Transmission lines	71,506	-	-	-	-	-	71,506
Central betting system operating right	11,907	-	-	-	-	-	11,907
Indefeasible right of usage	42,132	3,885	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	29,713	6,522	(5)	(1,014)	-	-	35,216
4.5G license not yet available for use	3,984,954	33,316	-	(4,018,270)	-	-	-
Construction in progress	52,597	268,270	-	(192,861)	-	(2,383)	125,623
Total	13,540,980	550,126	(1,518)	(14)	-	(28,545)	14,061,029

Accumulated amortization
GSM and other telecommunication operating licenses	1,429,944	312,533	(3)	-	-	(1,173)	1,741,301
Computer software	3,771,710	336,563	(1,089)	(270)	-	(2,645)	4,104,269
Transmission lines	52,058	2,725	-	-	-	-	54,783
Central betting system operating right	9,663	719	-	-	-	-	10,382
Indefeasible right of usage	15,446	2,494	-	-	-	-	17,940
Brand name	5,104	528	-	-	-	-	5,632
Customer base	10,111	410	-	-	-	-	10,521
Other	14,307	7,379	(5)	70	651	-	22,402
Total	5,308,343	663,351	(1,097)	(200)	651	(3,818)	5,967,230

Total intangible assets	8,232,637	(113,225)	(421)	186	(651)	(24,727)	8,093,799

Amortization expenses on intangible assets other than goodwill for the nine and three months ended 30 September 2016 and 2015 are TL 664,002, TL 402,168, TL 248,921 and TL 140,434  respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the nine months ended 30 September 2016 and 2015 are TL 651 and and nil respectively and recognized in amortization expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is TL 94,998 for the nine months ended 30 September 2016 (30 September 2015: TL 90,388).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

10.	Intangible assets (continued)

Cost	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2015
GSM and other telecommunication operating licenses	2,334,822	9,092	(31,263)	1,653,536	(15,458)	3,950,729
Computer software	4,730,454	377,853	(4,155)	279,213	(41,309)	5,342,056
Transmission lines	62,789	8,717	-	-	-	71,506
Central betting system operating right	11,758	149	-	-	-	11,907
Indefeasible right of usage	42,132	-	-	-	-	42,132
Brand name	7,040	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	32,834
Other	22,370	7,111	-	232	-	29,713
4.5G license not yet available for use	-	5,230,471	-	(1,245,517)	-	3,984,954
Construction in progress	3,414	736,817	-	(686,872)	(762)	52,597
Total	7,263,125	6,370,210	(35,418)	592	(57,529)	13,540,980

Accumulated amortization
GSM and other telecommunication operating licenses	1,332,732	125,258	(31,263)	-	3,217	1,429,944
Computer software	3,393,650	406,652	(2,297)	-	(26,295)	3,771,710
Transmission lines	48,530	3,528	-	-	-	52,058
Central betting system operating right	8,786	877	-	-	-	9,663
Indefeasible right of usage	12,552	2,894	-	-	-	15,446
Brand name	4,400	704	-	-	-	5,104
Customer base	8,690	1,421	-	-	-	10,111
Other	6,390	7,917	-	-	-	14,307
Total	4,815,730	549,251	(33,560)	-	(23,078)	5,308,343

Total intangible assets	2,447,395	5,820,959	(1,858)	592	(34,451)	8,232,637

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

10.	Intangible assets (continued)

Turkcell 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G, license tender, was held by the Information Technologies and Communication Authority. The Company has been awarded for 13 years with; 172.4 MHz frequency band for EUR 1,623,460 (equivalent to TL 5,456,124 as at 30 September 2016) (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators started to commence service delivery as at 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum are in operation as at 1 December 2015 and have been recorded as GSM and other telecommunication operating licenses. Remaining packages amounting to EUR 1,235,520 (equivalent to TL 4,152,336 as at 30 September 2016) are in operation as at 1 April 2016 and have been recorded as GSM and other telecommunication licenses. As at 30 September 2016, the carrying amount of 4.5G License is TL 5,031,393 (31 December 2015: TL 5,222,687).

Tender price amounting to EUR 1,623,460 (equivalent to TL 5,456,124 as at 30 September 2016) (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which are amounting to EUR 1,655,290 (equivalent to TL 5,563,099 as at 30 September 2016) including interest and excluding VAT of 18%. On 26 October 2015, the Company made the payment amounting to TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Second installment payment was made on 25 April 2016 amounting to EUR 413,823 (equivalent to TL 1,319,682 as at transaction date). Third installment payment was made on 25 October 2016 amounting to EUR 413,823 (equivalent to TL 1,384,403 as at transaction date). Last installment will be made on 27 April 2017.

As at 30 September 2016, payables related to 4.5G license amounting to TL 2,758,537 are classified in trade and other payables in current liabilities (31 December 2015: TL 2,591,235 in current liabilities and TL 1,270,610 in non-current liabilities).

lifecell 3G License

3G License tender in Ukraine was held on 23 February 2015. lifecell submitted a bid of UAH 3,355,400 (equivalent to TL 387,947 as at 30 September 2016) and was awarded the first lot for 15 years, which is the 1920-1935 / 2110-2125 MHz frequency band. The license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as at 30 September 2016.

In May 2015, lifecell made the payment amounting to UAH 357,568 (equivalent to TL 41,342 as at 30 September 2016) for the first installment of conversion of spectrum from military use and committed approximately UAH 445,619 (equivalent to TL 51,522 as of 30 September 2016) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

11.	Investments in equity accounted investees

The Group’s share of profit or loss in its equity accounted investees for the nine and three months ended 30 September 2016 and 2015 are TL 2,209, TL 268,936, TL (5,092) and TL 80,106 respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to TL 958,936 as at 30 September 2016 (31 December 2015: TL 981,939).

The Company own 41.45% stake in Fintur; which is based in the Netherlands. As of 26 February 2016, the Company submitted a binding offer to acquire Telia Company’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan). However, the Company is currently evaluating various strategic alternatives for Fintur, including its sale, following the inconclusive negotiations with Telia Company regarding the acquisition of the remaining stake in this asset.

12.	Trade receivables and accrued income

	30 September 2016	31 December 2015
Undue assigned contracted receivables	1,519,087	2,216,010
Receivables from subscribers	1,341,055	1,218,126
Accrued income	503,396	393,049
Accounts and checks receivable	283,297	271,743
	3,646,835	4,098,928

Trade receivables are shown net of allowance for doubtful debts amounting to TL 978,398 as at 30 September 2016 (31 December 2015: TL 816,071). The change in allowance for trade receivables and due from related parties is disclosed in Note 18.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to TL 298,549 (31 December 2015: TL 834,833).

The accounts and checks receivable represents receivables from distributors and roaming receivables.

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 18.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

13.	Other current assets

	30 September 2016	31 December 2015
Prepaid expenses	447,529	290,063
VAT receivable	214,860	763,844
Restricted cash	111,762	349,243
Prepayment for subscriber acquisition cost	100,041	98,656
Advances to suppliers	64,130	34,554
Special communication tax to be collected from subscribers	35,567	32,755
Participating cross-currency swap contracts (Note 18)	33,974	-
Special communication tax receivables	20,000	-
Option contracts (Note 18)	1,008	-
Currency forward contracts (Note 18)	-	216
Other	181,898	120,571
	1,210,769	1,689,902
Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fees.

VAT receivable mainly results from 4.5G license VAT payment made as at 26 October 2015 amounting to TL 933,447.

As at 30 September 2016, restricted cash amounting to TL 111,762  represents the time deposits at a local bank as guarantees in connection with the loans utilized by lifecell (Note 17) (31 December 2015: 349,243).

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

14.	Cash and cash equivalents

	30 September 2016	31 December 2015
Cash in hand	615	453
Cheques received	3	3
Banks
- Demand deposits	527,546	572,895
- Time deposits	5,117,241	2,339,846
Investment funds, bonds and bills	800	5,599
Cash and cash equivalents	5,646,205	2,918,796

As at 30 September 2016, the average maturity of time deposits is 42 days (31 December 2015: 27 days).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Other non-current assets

	30 September 2016	31 December 2015
Advances given for fixed assets	450,883	7,972
Prepaid expenses	186,152	175,543
Receivables from Public Administration (Note 20)	72,848	72,848
VAT receivable	16,464	121,905
Deposits and guarantees given	24,746	23,671
Others	50,220	40,001
	801,313	441,940

16.	Dividends and Treasury Shares

Dividends

Turkcell:

On 23 March 2016, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2015 amounting to TL 1,200,000 (equivalent to USD 400,547  as at 30 September 2016), which represented approximately 58% of distributable income. This represents a gross cash dividend of full TL 0.5454545 (net TL 0.4636364) (equivalent to full USD 0.18 and USD 0.15 respectively as at 30 September 2016) per share. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on 29 March 2016.

Inteltek:

According to resolution of Extraordinary General Assembly Meeting of Inteltek held on 24 March 2016, the shareholders resolved capital decrease amount of TL 20,000. The payment to the shareholders was executed on 30 June 2016.

Furthermore, according to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 30 June 2016, Inteltek’s Board of Directors decided to pay the dividend accrued in 2015 amounting to TL 53,586 (after deduction of advance dividend paid amount of TL 32,192 on November 2015) and dividend from distributable legal reserves, which was recalculated after capital decrease, amounting to TL 25,710. The dividend payments were completed as at 30 September 2016.

Furthermore, according to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 30 June 2016, Inteltek’s Board of Directors decided on 25 August 2016 to pay the dividend accrued in the first six months of 2016 financial year amounting to TL 20,455. The dividend payments were completed on 31 August 2016 and 1 September 2016.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the first and second quarters of 2016 financial year amounting to AZN 1,364 (equivalent to TL 2,527 as at 30 September 2016) on 25 August 2016. Dividend payments have been completed as at 31 August 2016.

Treasury shares

The Company has purchased 2,278,172 shares back with a price range of 9.73TL to 9.99TL as part of the share buyback decision on 27 July 2016. Total of the transactions are TL 22,452. Treasury shares are deducted from equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 18.

	30 September 2016	31 December 2015
Non-current liabilities
Unsecured bank loans	4,980,532	2,086,871
Secured bank loans	3,323	4,262
Finance lease liabilities	37,631	36,449
Debt securities issued	1,423,703	1,360,204
	6,445,189	3,487,786
Current liabilities
Unsecured bank facility	168,410	130,109
Secured bank facility	179,647	311,682
Current portion of unsecured bank loans	1,246,124	196,385
Current portion of secured bank loans	1,815	1,930
Current portion of finance lease liabilities	5,656	5,389
Debt securities issued	84,669	80,959
Participating cross currency swap contracts	49,370	-
Currency swap contracts	-	2,290
	1,735,691	728,744

The Company signed a loan agreement with BNP Paribas, Citibank, HSBC, ING and Intesa Sanpaolo SpA for an amount of USD 500,000 (equivalent to TL 1,497,950 as at 30 September 2016) and EUR 445,315 (equivalent to TL 1,496,615 as at 30 September 2016) with an availability period until 30 June 2016 to be utilized by the Company and its subsidiaries for the purpose of funding infrastructure investments and any other potential investment opportunities. Each respective unsecured loan has 2 years grace period, 5 years maturity, principal repayment every 6 months and an annual interest rate of 3 month LIBOR/EURIBOR+2%. As at 30 September 2016, the Company has utilized USD 500,000 and EUR 445,315 under this agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:
			30 September 2016			31 December 2015
	Currency	Interest rate type	Nominal interest rate	Year of maturity	Carrying amount	Nominal interest Rate	Year of maturity	Carrying amount

Unsecured bank loans	USD	Floating	Libor+2.0%-Libor+2.6%	2017-2020	1,686,881	Libor+2.6%	2017	189,542
Unsecured bank loans	EUR	Floating	Euribor+2.0%-Euribor+2.2%	2020-2025	3,178,419	Euribor+2.2%	2019-2025	1,585,939
Unsecured bank loans	TL	Fixed	10.4%-12.6%	2017-2018	1,361,356	8.3%-10.9%	2016-2017	507,775
Unsecured bank loans (*)	TL	-	-	-	3,318	-	-	-
Unsecured bank loans	UAH	Fixed	13.5%-14.9%	2016-2017	165,092	20%	2016	130,109
Secured bank loans (**)	UAH	Fixed	13.5%-18.3%	2016	179,647	25%	2016	311,682
Secured bank loans (***)	BYN	Fixed	12%-16%	2016-2020	5,138	12%-16%	2016-2020	6,192
Debt securities issued	USD	Fixed	5.8%	2025	1,508,372	5.8%	2025	1,441,163
Finance lease liabilities	EUR	Fixed	3.4%	2017-2024	43,213	3.4%	2016-2024	41,750
Finance lease liabilities	USD	Fixed	18%-28%	2016-2018	74	18%-28%	2016-2018	88
					8,131,510			4,214,240

(*)	Interest free spot loan utilized by Turkcell Iletisim Hizmetleri A.S.
(**)	Secured by the blocked time deposits at a local bank amounting to USD 37,305 (equivalent to TL 111,762), in connection with the loans utilized by lifecell.
(***)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Financial instruments

Credit risk

Impairment losses

The change in allowance for trade receivables, receivables from financial operations and due from related parties as at 30 September 2016 and 31 December 2015 is as follows:

	30 September 2016	31 December 2015
Opening balance	816,373	727,732
Impairment loss recognized	162,390	196,588
Effect of change in foreign exchange rate	2,560	(2,563)
Amounts written-off	(132)	(105,384)
Closing balance	981,191	816,373

The impairment loss recognized of TL 162,390 for the nine months ended 30 September 2016 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (30 September 2015: TL 151,621).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,576	2,131
Due from related parties-current	3,553	207
Trade receivables and accrued income	21,536	29,947
Other current assets	141,385	6,200
Cash and cash equivalents	618,831	17,911
	787,881	56,396
Foreign currency denominated liabilities
Loans and borrowings-non current	(63,152)	(499,911)
Debt securities issued-non- current	(467,810)	-
Other non-current liabilities	(96,481)	-
Loans and borrowings-current	(2,066)	(12,328)
Debt securities issued-current	(27,844)	-
Trade and other payables-current	(264,091)	(833,791)
Trade and other payables-non-current	-	(399,865)
Due to related parties	(312)	(141)
	(921,756)	(1,746,036)
Exposure related to derivative instruments
Currency swap contracts	(500,179)	457,000
Currency forward contracts	57,732	-
Net exposure	(576,322)	(1,232,640)

	30 September 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	616	2,131
Due from related parties-current	2,183	300
Trade receivables and accrued income	15,543	55,123
Other current assets	58,708	6,867
Cash and cash equivalents	968,632	508,243
	1,045,682	572,664
Foreign currency denominated liabilities
Loans and borrowings-non current	(483,662)	(936,962)
Debt securities issued-non- current	(475,217)	-
Other non-current liabilities	(100,499)	-
Loans and borrowings-current	(79,427)	(21,629)
Debt securities issued-current	(28,261)	-
Trade and other payables-current	(163,103)	(841,271)
Due to related parties	(283)	(292)
	(1,330,452)	(1,800,154)

Exposure related to derivative instruments
Participating cross currency swap contracts	250,000	500,000
Net exposure	(34,770)	(727,490)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 September	30 September	30 September	31 December
	2016	2015	2016	2015

USD/TL	2.9215	2.6572	2.9959	2.9076
EUR/TL	3.2523	2.9626	3.3608	3.1776
USD/BYN (*)	1.9994	15,253	1.9264	18,569
USD/UAH	25.4487	21.3244	25.9119	24.0007

(*) The official currency of the Republic of Belarus has redenominated on 1 July 2016. As a result, BYR 10,000 has become BYN 1 starting from 1 July 2016.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 30 September 2016 and 31 December 2015 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2016	31 December 2015

USD	10,417	167,572
EUR	244,495	391,683

10% weakening of the TL, UAH, BYN against the following currencies as at 30 September 2016 and 31 December 2015 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2016	31 December 2015

USD	(10,417)	(167,572)
EUR	(244,495)	(391,683)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Financial instruments (continued)

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	30 September 2016	31 December 2015	Fair Value hierarchy	Valuation Techniques

Currency swap contracts	-	(2,290)	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Participating cross currency swap contracts (*)	23,960	-	Level 3	Pricing models based on discounted cash flow analysis using the yield curve
Option contracts	1,008	-	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Currency forward contracts	-	216	Level 2	Pricing models based on period end forward fx rates.

There were no transfers between levels in the period.

 (*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 500,000  in total and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 250,000 in total. Regarding this currency swap contract, TL 49,730 accrual of interest has been reflected to financial statements as of 30 September 2016. Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would be lower amounting to TL 1,142 as at 30 September 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Financial instruments (continued)
Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on recurring base is stated below:

Participating cross currency swap contracts:

30 September 2016
Opening balance	-
Total gains or losses:
in profit or loss	23,960
Closing balance	23,960

19.	Guarantees and purchase obligations

As at 30 September 2016, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to TL 1,290,579  (31 December 2015: TL 2,752,139). Payments for these commitments are going to be made in a 5 year period.

As at 30 September 2016, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 2,012,081 as at 30 September 2016 (31 December 2015: TL 2,058,810).

As at 30 September 2016, the amounts the Company has commitments regarding lifecell’s 3G license purchases amounted to UAH 445,619 (equivalent to TL 51,522 as of 30 September 2016).

20.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

20.1	Onerous Contracts

Universal Project, executed from 17 January 2013 by the Company, regarding setting up and operation of mobile communication infrastructure by the Ministry of Transport, Maritime Affairs and Communications in rural areas that are not in the coverage area, has ended as of 3 March 2016.

20.2	Dispute on Treasury Share Amounts

The Company pays Treasury Share to Undersecretariat of Treasury calculated over its telecommunication revenues. Undersecretariat of Treasury time to time claimed that the Company underpaid Treasury Share in the past and requested additional payments. The Company objected to these claims and initiated legal processes which are still pending. The maximum loss, excluding accrued interest, of the company arising from several disputes could be TL 357,741.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 September 2016 (31 December 2015: None).

20.3	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax and tax penalty on Turkcell in the amount of TL 211,056 principal and TL 316,583 totaling to TL 527,639 based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that Turkcell should pay Special Communication Tax over the prepaid card sales made by the distributors. Turkcell filed 60 lawsuits before the Tax Courts for the cancellation of each tax and tax penalty demand.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

20.3	Dispute on Special Communication Tax (continued)

Respective Courts accepted 24 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2008 and 2009. Large Taxpayer Office appealed the decisions. Turkcell replied these requests. The appeal process is pending.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2011. The Company appealed the decisions regarding the parts against Turkcell. The Large Tax Payers Office appealed the decisions regarding the parts against the Large Tax Payers Office. The Council of State rejected the stay of execution requests, made during the appeal process by Turkcell. The appeal process is pending.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against Turkcell for the year 2011 by offsetting the receivables of Turkcell from Public Administrations.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2010. The Company appealed the decisions regarding the parts against Turkcell. The Council of State rejected the stay of execution requests, made during the appeal process by Turkcell. The appeal process is pending.

The Court rejected the other 12 cases filed for the cancellation of the fined tax assessment (TL 122,802), related to the year 2012. Turkcell appealed the respective decisions. The Council of State partially accepted the Company’s request for the stay of execution of the First Instance Court’s decisions during the appeal process. The appeal process is pending.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and any notification has been received regarding the result of the investigation by Turkcell.

As stated in Note 23, based on Article 6736, Turkcell filed applications for the restructuring of penalties and interest on the Special Communication Tax regarding the dispute on the tax amount for the years 2008-2012. Based on the probable payment of penalty and interest and the disputes on SCT for other periods, the Company accrued provisions in the consolidated financial statements as at and for the period ended 30 September 2016 amounting to 134,353 TL (31 December 2015: None).

20.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011 and 2012 which are the essential for the payment of radio utilization and usage fees. As a result of the investigations, ICTA imposed 3 dividual administrative fine to the Company in the total amount of TL 8,251. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount.  The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 196,383. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

20.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)

The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The expert report has been notified to the Company, for the case dated 13 October 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report. The cases are pending.

On the other hand, as a result of the investigation on the same subject for the period of 2013, ICTA has imposed an administrative fine to the Company in the amount of TL 2,989 and decided that the deficiently paid amount of TL 21,191 should be collected from the Company. The amount of TL 2,241 administrative fine which was issued on 27 September 2016 have been paid within 1 month following the notification of the decision of ICTA, and 25% discount have been applied. The Company filed a lawsuit for the cancellation of aforementioned administrative fine and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees which was claimed to have been paid deficiently. There is no progress in the case yet.

On the other hand, the related investigation on the same subject for the period of 2014 is currently pending and according to the inquiry of investigation which is notified to the Company, it is alleged that the amount of TL 124 have been paid deficiently.  Company’s written defense was submitted to ICTA within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 September 2016 (31 December 2015: None).

20.5	2010-2014 Stamp Tax Inspection

Fiscal years between 2011 and 2014 were subjected to limited tax inspection on stamp tax by Large Tax Payers Group of Turkish Tax Inspection Board. Simultaneously; similar information for tax investigation was demanded for fiscal year 2010 that was assigned to Tax Assessment Committee. Probable corporate loss including interest is TL 19,663 for those investigations.

As stated in Note 23, based on Article 6736, the Company filed applications for the restructuring of penalties and interest on additional Stamp Tax regarding the dispute on the tax amount for the years 2010-2014.

Based on the probable payment of penalty and interest and the other probable disputes on Stamp Tax for different periods, the Company accrued provisions in the consolidated financial statements as at and for the period ended 30 September 2016 amounting to 3,392 TL (31 December 2015: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Commitments and Contingencies (continued)

20.6	Other ongoing lawsuits

Within brief consolidated financial statements prepared as of 30 September 2016, obligations which are related to following ongoing disputes have been evaluated.

In the consolidated financial statements regarding the probability of an outflow of resources embodying economic benefits to settle the obligation, provisions amounting to TL 8,327 TL was recognized.

Subject	Anticipated Maximum Risk (excluding accrued interest)	Provision
Disputes related with Law on the Protection of Competition	204,026	-
Disputes related with ICTA	28,725	1,507
Dispute related with Ministry of Industry and Technology	6,820	6,820

21.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers.

As at 30 September 2016 and 31 December 2015, none of the Group’s executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is TL 36,212, TL 52,555 TL 8,213 and TL 11,091 for the nine and three months ended 30 September 2016 and 2015, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

21.	Related parties (continued)

Due from related parties – short term	30 September 2016	31 December 2015
Telia Sonera International Carrier AB (“Telia”)	4,681	722
Vimpelcom OJSC (“Vimpelcom”)	2,061	5,223
MegaFon OJSC (“Megafon”)	1,208	1,592
Azercell Telekom MMC (“Azercell”)	871	633
GSM Kazakhstan Ltd (“Kazakcell”)	779	1,662
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	-	83
Millenicom Telekomunikasyon AS (“Millenicom”) (**)	-	784
Other	281	1,061
	9,881	11,760

(*) Krea shares held by Cukurova Group were acquired by BeIN Media Group LLC on 26 August 2016.

(**) Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Due from related parties short term is shown net of allowance for doubtful debts amounting to TL 193 as at 30 September 2016 (31 December 2015: TL 302).

Due from Telia, Vimpelcom, Azercell , Megafon, and Millenicom resulted from telecommunications services such as interconnection and roaming.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

Due from Krea resulted from rental circuit system, corporate internet services and data center services.

Due to related parties – short term	30 September 2016	31 December 2015
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,657	3,491
Kyivstar GSM JSC (“Kyivstar”)	2,242	1,375
Other	2,070	1,689
	8,969	6,555

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Kyivstar mainly resulted from rendering telecommunications services such as interconnection and roaming.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 18.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

21.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Nine months ended		Three months ended
Revenues from related parties	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Sales to Kyivstar
Telecommunications services	21,647	38,695	8,403	13,057
Sales to Vimpelcom
Telecommunications services	17,067	16,384	3,376	5,425
Sales to Telia
Telecommunications services	11,979	12,210	4,812	3,137
Sales to Megafon
Telecommunications services	8,874	12,820	2,601	4,688
Sales to Krea (*)
Call center, fixed line services, rent and interest charges	3,422	3,650	1,205	1,181
Sales to Millenicom (**)
Telecommunications services	997	6,767	-	2,820
Sales to KVK Teknoloji Ürünleri ve Tic. A.S. (“KVK Teknoloji”) (***)
Simcard and prepaid card sales	-	217,080	-	1,870

	Nine months ended		Three months ended
Related party expenses	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Charges from Kyivstar
Telecommunications services	32,936	43,830	12,658	16,172
Charges from Hobim
Invoicing and archiving services	21,975	20,810	6,842	6,361
Charges from Krea (*)
Digital television broadcasting services	5,975	5,918	-	1,729
Charges from Telia
Telecommunications services	2,389	2,784	708	381
Charges from Megafon
Telecommunications services	1,909	3,650	778	1,129
Charges from Vimpelcom
Telecommunications services	1,711	4,091	609	872
Charges from Millenicom (**)
Telecommunications services	180	3,762	-	1,522
Charges from KVK Teknoloji (***)
Dealer activation fees and others	-	76,743	-	1,034

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

21.	Related parties (continued)

Transactions with related parties (continued)

(*)	Krea income and expenses include the transactions until 26 August 2016.
(**)	Millenicom income and expenses include the transactions until 21 January 2016.
(***)	KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015. KVK Teknoloji income and expenses include the transactions until 6 July 2015.

Transactions with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Kyivstar is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Telia:

Telia, one of the shareholders of the Company, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Krea:

Çukurova Holding has signed a share purchase agreement with BeIN Media Group LLC related to the sale of their shares in Krea. Share transfer has finalized as at 26 August 2016.

Krea, a direct-to-home digital television service company under the Digiturk brand name. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

Transactions with Millenicom:

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

21.	Related parties (continued)

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

22.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 September 2016 and 31 December 2015 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2016 (%)	2015 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100

Turkcell Satis	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and Development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif	Turkey	Radio and television broadcasting	100	100
Financell B.V	Netherlands	Financing business	100	100
Rehberlik	Turkey	Telecommunications	100	100
Lifecell Ventures (*)	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme (****)	Turkey	Payment services	100	100
Euroasia	Netherlands	Telecommunications	100	100
lifecell (**)	Ukraine	Telecommunications	100	100
Turkcell Finansman (***)	Turkey	Consumer financing services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

(*)	The trade name of Beltur Coöperatief U.A. has changed as “Lifecell Ventures Coöperatief U.A” as at 18 August 2016.
(**)	The trade name of Astelit has changed as “lifecell LLC” as at 2 February 2016.
(***)
As at 22 October 2015, the consumer financing company is incorporated  and has received officialauthorization as at 21 January 2016. As at 21 September 2016 Turkcell Finansman has authorized its brand name as “Financell”.

(****)	As at 12 August 2016, Turkcell Ödeme has received official authorization from Banking Regulation and Supervision Agency.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

23.	Subsequent events

As of 26 February 2016, the Company submitted a binding offer to acquire Telia Company’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan). However, the Company is currently evaluating various strategic alternatives for Fintur, including its sale, following the inconclusive negotiations with Telia Company regarding the acquisition of the remaining stake in this asset.

The Company has filed applications for the restructuring of additional SCT, penalty, and interest subject to SCT dispute for the years 2008-2012. The Company has also filed for the restructuring of their stamp tax and interest for the years 2010-2014 within the scope of Article 6736. Based on the probable payment of penalty and interest on SCT (including probable disputes on SCT regarding other periods) and stamp tax, the Company accrued provisions in the consolidated financial statements amounting to 134,353 TRY and 3,392 TRY, respectively. (31 December 2015: None).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 3, 2016	By:	/s/Bedriye Hande Erel
	Name:	Bedriye Hande Erel
	Title:	Financial Controlling Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 3, 2016	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President